Filed by Independent Bank Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Subject Company: Meridian Bancorp, Inc. (Commission File #001-36573)

2021 Independent Bank Corp., the parent company of Rockland Trust Company, has entered into an agreement to acquire East Boston Savings Bank. This agreement is subject to approval by our regulators and both EBSB and Rockland’s shareholders. We expect that the acquisition and system conversions will be completed in the 4th quarter of 2021. Employee Q & A Moving forward, Oracle Social will be the primary source for merger and acquisition information. To access this information, please sign up to “Oracle Social” through the invitation you receive in your email.

Employee Q & A 1 Topics of Discussion About Rockland Trust Rockland Trust Company is a full-service commercial bank headquartered in Massachusetts with $13.77 billion in assets. Rockland Trust is owned by Independent Bank Corp. (NASDAQ Global Select Market: INDB). Named in 2020 to The Boston Globe’s “Top Places to Work” list for About Rockland Trust General Acquisition Questions Employment Pay Benefits Relevant Topics & Oracle Social Tutorials

Employee Q & A 2 the twelfth consecutive year, Rockland Trust offers a wide range of banking, investment, and insurance services. With approximately 100 branches throughout eastern Massachusetts, Rockland Trust offers locations in Greater Boston communities, as well as Bristol County, the South Shore, Worcester, Metrowest, Cape Cod, Nantucket and Martha’s Vineyard. General Acquisition Questions Q. Why did East Boston Savings Bank decide to sell to Rockland Trust?

Employee Q & A 3 The decision to sell reflects the Bank’s belief that being part of a larger bank with an outstanding reputation and the products and services capabilities that Rockland Trust has is in the best interest of our customers. Q. Will any branches or offices be closed? Rockland Trust will be evaluating the combined branch network in the coming months to determine which, branches or offices will close. Q. When will the closing date for the transaction be finalized? The closing date for the transaction is contingent on receiving shareholder and regulatory approval. It is anticipated that the merger will occur in the 4th quarter of 2021. Before a shareholder vote can be scheduled and taken, Rockland Trust and East Boston Savings Bank will file a Form 4 Joint Proxy that is subject to review and approval. The timing of that approval is subject to the level of review by the SEC. It is expected that the SEC review process and the regulatory process will result in the transaction closing in the fourth quarter. It will be “business as usual” for employees and customers of each bank until the merger closes and we convert East Boston Savings Bank’s systems to Rockland Trust. We will provide comprehensive and frequent communications to you and your customers as we get closer to the proposed merger. Employment Q. What does this merger mean for my employment? Your job will remain, without change, through the anticipated closing date of the merger. In the period between now and closing, you will be informed as soon as possible of any changes expected to your role following the closing of the merger. There are 3 main ways someone could obtain a position at Rockland Trust post merger: 1. Some colleagues will be identified within the first 3-4 weeks after the announcement for positions we know are immediately available due to the merger. 2. Due to natural attrition and promotions at Rockland Trust, positions regularly become available and colleagues will be identified by Rockland Trust management as an appropriate fit for those roles. 3. We consistently update our Careers page with all positons that are available at Rockland Trust. We encourage you to actively review the website and *apply directly to any role that you may be interested in. Please feel free to reach out to our HR team with any questions. Rockland Trust will make every effort to place qualified individuals in open positions and will give preference to East Boston Savings Bank employees to interview for any openings for which they qualify.

Employee Q & A 4 Q. Will my hours or work site change? Your hours will not change due to the merger announcement. If your manager determines changes are needed due to business needs, they will be communicated to you in advance. Q. When will I know if I have a job with Rockland Trust Company? Some people and departments may find out sooner than others; definitive timing is based on specific roles and needs. Our goal is to evaluate the needs of the combined organization, learn more about East Boston colleagues and make decisions as quickly as possible. A representative from Rockland Trust will be meeting with each of you individually to get acquainted, learn about your background, and share information about Rockland Trust, as well as to answer any questions you may have. Applying for roles with Rockland Trust Q. If I see a Rockland Trust position I am interested in, how do I apply? *There will be various positions posted on Rockland Trust’s career pages over the next several months. You may apply directly to any open position for which you feel qualified at https://www.rocklandtrust.com/about-us/explore/careers. • When entering in your information, under the “Source Type,” select “Other” • Then, under the “Other” dropdown, select “I am a current East Boston Savings Bank Employee” (see screenshot below) If you are interested in learning more about a position before applying, please contact the HR team at Rockland Trust so that they can put you in touch with the right person to discuss the role. You already have access to apply online as an “internal candidate”. You will be asked to identify as an East Boston Savings Bank employee during the initial process. All East Boston Savings Bank employees will be given priority in the interview process.

Employee Q & A 5 Q. If I am extended an offer, how long will I have to respond? Ideally we’d like a response once you’ve had sufficient time to thoughtfully consider the offer. Most responses are received within 3 to 5 business days. Q. Are there opportunities for professional growth? Yes. Rockland Trust has been a strong and growing organization for more than a century. As part of a larger and growing company, you will have access to more opportunities to help advance your career. Rockland Trust has a strong tradition of promoting from within and a commitment to developing colleagues for promotion. The Rockland Trust Center for Learning and Development provides a wide variety of relevant professional development programs. From strategic orientation to management and leadership development programs, there are professional development opportunities for everyone. In addition, Rockland’s Retail Learning and Development team offers technical, product, sales and service training to all branch employees. Rockland Trust is committed to developing employees and promoting a culture of teamwork, employee engagement, inclusion, and innovation. Rockland Trust regularly surveys its colleagues on satisfaction and employee engagement; the scores are among the highest in the nation and the Company has earned a spot on the Boston Globe’s Top Places to Work list for the past twelve years in a row and received a perfect score of 100% on the Human Rights Campaign’s Corporate Equality Index for six consecutive years. Q. If I am offered a job, do I have an option to decline and will I be eligible for any compensation? If you are offered a comparable position with Rockland Trust and decline, you will generally not be eligible for severance pay. Q. If I decide to leave on my own, can I collect unemployment? If you voluntarily leave your job, the Massachusetts Division of Unemployment Assistance will decide if you qualify for unemployment insurance. Generally, employees who resign from a job that has not been materially altered are not entitled to unemployment compensation. Q. How should I respond to customers inquiring if I will lose my job? There will be no noticeable changes for several months. I will continue to serve you at this location and your accounts will remain the same until the transaction closes. Although that date is not yet set, it will likely occur towards the end of the year. After close, there may be some changes associated with branch overlap, but most customer facing employees will have ongoing employment.

Employee Q & A 6 And Rockland Trust will make every effort to place qualified individuals in open positions as they continue to become available and will give preference to East Boston Savings Bank employees for all openings. As we move through the regulatory review process and toward the closing date, Rockland Trust will be evaluating the needs of the combined organization. We anticipate that Rockland Trust will be reaching out to non-customer facing personnel to learn more about their skills and interests to determine whether there is opportunity for ongoing employment. Information about openings at Rockland Trust is available at www.rocklandtrust.com. Pay Q. What is the payroll schedule? Rockland Trust colleagues are paid on a biweekly basis. We are paid every other Thursday. If you work on a Sunday, Sunday hours are currently considered time and a half. Q. What are the incentive/bonus plans at Rockland Trust? Rockland Trust has a competitive compensation program. As offers of employment are extended, you will be able to evaluate your total compensation relative to what you earned previously at East Boston Savings Bank. Severance Pay Q. If my position is eliminated, will there be a severance package? Yes, there will be a severance package offered to employees if their position is eliminated and they have not been offered a comparable role. Q. What is my last day employment, if I’m not offered a positions? The separation date of employees not offered a position will be dependent on each employee’s role. This may be similar to the closing date, with a few exceptions. Our goal is to communicate separation dates as soon as practical and provide at minimum 30 days notice. Benefits Q. What are the medical and dental benefits of Rockland Trust? Rockland Trust offers a competitive benefits package, including medical, dental, and vision coverage for you, your spouse, domestic partners and eligible dependent children. Rockland Trust also offers tuition and childcare reimbursement programs, dependent childcare and medical flexible spending accounts, health reimbursement arrangement (HRA), life and AD&D insurance, short- and long-term disability coverage, a retirement plan, and a 401(k) plan.

Employee Q & A

Furthermore, Rockland Trust offers a comprehensive Wellness Benefit for you and your loved ones. It is called **RockFIT** and is a large part of the company culture. RockFIT is the award-winning program that provides great resources and incentives focused on emotional, financial and physical fitness needs. This site is currently used to promote all of the upcoming RockFIT events, in addition to highlighting past events that have taken place. RockFIT also contains a social media platform to communicate with colleagues.

A benefits overview/summary will be provided and distributed to you through Oracle Social.

Q. Will Rockland Trust honor my service for benefits and 401(k), PTO and any other benefits that are tenure related?

East Boston Saving Bank colleagues with one year of service and 1,000 hours worked will be eligible to participate in Rockland Trust's 401(k) Plan and receive the employer match with no waiting period or vesting requirements. Rockland Trust will also recognize your service with East Boston Savings Bank for paid time off purposes.

Q. How will terminated employees receive health benefit coverage?

Severed employees who wish to continue their health and welfare benefits will be eligible to participate in the Rockland Trust benefit program under COBRA.

Q. What are the health care options for my dependents who live out of state?

<u>Covered visits</u> in the event of injury or illness needing Urgent or Emergency Care:

- Emergency Room visits
- CVS Minute Clinic visits (member to call BCBS 48hrs)
- Urgent Care Center visits (member to call BCBS 48hrs after visit)
- Telemedicine sick or behavioral health visits—now branded as **WellConnection** through BCBS

<u>Visits not covered</u>—member needs to seek care within the New England network:

- Routine physicals
- Routine tests
- Ongoing behavioral health appointments (ie. Therapy or counseling)
- Physical therapy resulting from emergent injury (emergency or urgent care visit covered; subsequent PT must be in network)

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Employee Q & A 8 401(k) Q. If I have a loan against my 401K, will it roll over to the new 401k after the merger? For retained employees: • Outstanding 401K Loans will not be transferred in to the Rockland Trust 401K plan; any outstanding Loan should be paid off in full prior to distribution of all assets from the East Boston Savings Bank 401K Plan. Typically, participants are required to pay off their loan within 60 days from the date of the acquisition. If a Loan is not paid off in full, it will be considered a taxable distribution. For employees who are not retained: • Any outstanding 401k Loans should be paid off in full prior to distribution of all assets from the East Boston Savings Bank 401K Plan. Typically participants are required to pay of their loan within 60 days from the date of the acquisition. If a Loan is not paid off in full, it will be considered a taxable distribution. For all employees with outstanding 401k Loans: • There is a possibility you may be eligible to take advantage of the favorable tax treatment of Loan repayments under the Tax Cuts and Jobs Act. If you have an outstanding Loan, it is recommended to speak with a Tax Advisor on how this may affect your Loan and tax filing. Q. Would the last 401(k) plan deduction come out of severance? Severance is not eligible income, so 401K withholdings will end as of the last pay date in which the individual is considered an employee. Paid Time Off – Vacation and Sick Time Q. What is the Rockland Trust vacation policy and how will that affect our PTO time earned with East Boston Savings Bank? The Rockland Trust Vacation Policy is as follows: • Hire date with EBSB will be honored for the accrual calculations. Please note that initial eligibility will be prorated in the year of acquisition (meaning employees would not start employment with Rockland Trust with the full 3 weeks of vacation, for example).

Rockland Trust Bank — Where Each Relationship Matters® | East Boston Savings Bank® Employee Q & A

NON-EXEMPT EMPLOYEES:

Completed Years	***Vacation***
1 to 3 Years	**2 Weeks**
4 to 9 Years	**3 Weeks**
10 Years or More	**4 Weeks**

EXEMPT NON OFFICER EMPLOYEES:

Completed Years	***Vacation***
1 to 4 Years	**3 Weeks**
5+ Years or VP Title or higher	**4 Weeks***

Additionally, full time non-exempt (hourly) colleagues will have 10 days of Illness Time, 2 of which can be used as personal days.

Unused Rockland Trust personal/illness time also has the potential of becoming up to an additional vacation week the following year. If an employee has used the equivalent of one week or less of his/her personal/illness days (i.e. less than 40 hours, 37.5 hours or 35 hours depending on the weekly schedule), half will be converted to Special Vacation to be used in the following calendar year, not to exceed 4 weeks when combined with regular vacation time.

Q. Will there be blackout dates for PTO/time off?

Vacation scheduling is at the discretion of the manager. As we get closer to the closing date, the manager may decide to limit vacations; this will be different for each department. All accrued and unused vacation will be paid out at closing date regardless of whether or not an employee joins Rockland Trust.

Q. How will my vacation time work for 2021?

You will accrue vacation time under East Boston Savings Bank through the close date. Any unused accrued vacation time as of the close date will be paid out to you. If you have overtaken your accrued time as of the close date, you will owe it back. If you begin employment with Rockland Trust after close, you will begin accruing vacation time on Rockland Trust's vacation schedule as of your hire date.

Tuition Reimbursement

Q. Does Rockland Trust offer tuition assistance?

Rockland Trust offers an education reimbursement program. The annual limit of the Rockland Trust benefit is $5,000 for full time employees and $2,500 for part time employees. Classes through New England College of Business are paid for directly through Rockland Trust HR with pre-budgeted dollars. Classes taken at any other college and university need to be budgeted

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Employee Q & A 10 directly by the department. To participate, your major must be business related for all degrees. Master’s degrees are available to full time employees only. There is an internal application process that Rockland Trust requires prior to applying through the school. Child Care Reimbursement Q. Does Rockland Trust offer day care assistance? Rockland Trust offers a generous day care reimbursement program. This plan is designed to offset some of the expenses incurred for childcare while an employee is at work. This plan is available to full, part or peak time employees. The bank will reimburse the employee up to 50% of the cost of childcare to a maximum of $50.00 per week for one child and up to $90.00 per week for more than one child. The child must be under 10 and residing with the employee. The benefit is provided whether one utilizes a licensed day care or an individual provider—a tax ID number is required. Before and after-school programs and camps are also included. Career Development Q. Does Rockland Trust offer learning and development opportunities? Rockland Trust truly prides itself on colleague growth and development. Not all colleagues’ career paths are the same. We offer various programs and trainings to assist with this development. We work closely with internal colleagues to offer the opportunity to shadow departments that they may be interested in and our recruiters are always available to have conversations with internal colleagues regarding any role they might be interested in. Other Relevant Topics Colleague Experience Q. How does Rockland Trust recognize the colleague experience? Rockland Trust participates in an annual survey through the Boston Globe’s Great Places to Work program. The survey is managed by Energage and allows employees to provide open feedback about the company as a whole and their specific departments as well. We also offer a few different employee recognition programs. The first is called “You Make a Difference” (YMAD). This award recognizes our colleagues who demonstrate excellent service- both internally and externally. Nominations are accepted from any employee, including peers and supervisors. Recipients will be rewarded with a You Make a Difference certificate and Rockland Trust merchandise unique to this program. This is an on-going program throughout the year. Additionally, we offer Shining Star awards. This award is for employees who demonstrate the Rockland Trust corporate promises. It is designed for recognition above that of the “You Make a Difference” award. Recipients of this award receive a certificate, a pin, recognition at the All Employee Meeting and cash award.

Rockland Trust Bank — Where Each Relationship Matters® | East Boston Savings Bank® *Employee Q & A*

Customer Inquiries

Q. Publicity from the merger announcement will generate customer questions…how should we respond?

It is understandable that customers will have questions regarding the impact of the merger on their relationship. It is critical that all employees convey that nothing will happen prior to the merger closing date . Prior to any changes, all customers will receive information regarding how the merger will impact their relationship, including when they will receive a new debit card, any changes to online banking or any other aspects.

For commercial customers, specific implications from cash management and other transactional relationships will be well documented and communicated to customers far in advance of any changes, with relationship managers being key partners in communicating the changes. All of us should look to convey confidence in all the positive benefits of the combination to our customers and help offset any apprehension from the change.

Oracle Social & Tutorials

Q. What is Oracle Social?

The private East Boston Savings Bank Group in Oracle Social is a place where you can access important, up to date information, connect with your colleague at EBSB, and ask questions throughout the process.

Q. How do I access Oracle Social?

Please double click on the PDF attached below. This is a tutorial that will walk you through how to access Oracle Social and also how to upload your photo to your Oracle Social Profile.

Tutorial-- Accessing Oracle Social.pdf

Q. Can I access Oracle Social on my mobile device?

Yes! Below is a tutorial on how to access Oracle Social on your mobile device.

Tutorial-- Accessing Oracle Social on You

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Employee Q & A 12 Important Additional Information Independent Bank Corp. intends to file a registration statement with the SEC, which investors should read carefully. Investors will be able to obtain filings by Independent and Meridian Bancorp, Inc. with the SEC free of charge at the SEC’s website at www.sec.gov. Independent and Meridian, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Independent’s shareholders and Meridian’s stockholders in respect of the proposed merger transaction. Information about these persons is included in each company’s annual proxy statement, and will be included in the registration statement and related proxy statement/prospectus when filed.